EXHIBIT (a)(ii)

infoCentre Story for February 18, 2003

Shareholders to Vote on Proposed Stock Option Exchange Program

EDS announced today it intends to seek approval at its annual meeting of shareholders in April for a voluntary employee stock option exchange program.

Stock options held by EDS executive officers, members of the EDS Board of Directors and former employees will not be eligible for the exchange program.

If approved by shareholders, the stock options eligible for the exchange program would include:

•	PerformanceShare options
•	Global Share options granted in 2000-01
•	EDS Transition Incentive Plan options
•	EDS Incentive Plan options granted before 1 October 2002

Under the program, employees holding eligible vested and unvested options will have the opportunity to voluntarily cancel them in exchange for a lesser number of new stock options to be granted at a later date. The new options will have an exercise price equal to the fair market value of EDS common stock on the date they are granted.

“EDS people engage every day in our business, going the extra mile to deliver excellent service to our clients,” said Tina Sivinski, EDS senior vice president, Leadership and Change Management. “Stock option programs offer them an opportunity to engage financially as well, although the benefits are dependent on the stock’s value increasing. Given what has happened in the marketplace, this program gives employees an opportunity for a fresh start. By exchanging existing options for a reduced number of market-priced options, employees have the opportunity to realize value from their grants.”

Options from PerformanceShare and the noted Global Share grant would be exchanged at a ratio of two to one, meaning employees who elect to exchange their options will receive a new grant equal to 50 percent of the number of their existing options. Stock options from the Global Share grant in 2002 will not be eligible for the exchange program.

Stock options granted under the EDS Transition Incentive Plan and under the EDS Incentive Plan before 1 October 2002 would be exchanged at ratios that will vary by grant price. On average, participants in these plans will receive new grants equal to approximately 45 percent of their existing options.

If the exchange is approved by shareholders and elected by the employee, all eligible stock options awarded to that employee would be cancelled and the employee would receive a new grant at a later date under the terms of the exchange program.

Pricing

The grant price for new options will equal the fair market value of EDS common stock on the date the option is granted, which we expect to occur in the first quarter of 2004. If an employee declines the exchange offer and thus elects to retain his or her current stock options, the existing terms of each grant will remain the same.

Timing

If the exchange program is approved by shareholders in April, we expect to extend the exchange offer to employees in the third quarter of 2003. At that time, eligible employees will be sent information about the exchange, as well as all necessary forms or instructions needed to process the election.

If you are a shareholder, your vote for the exchange program at the annual meeting is not the same as electing as an employee to participate in the exchange program. An employee election to participate in the exchange can only be made after the exchange program is approved at the annual meeting and the exchange program offer has commenced.

Additional questions and answers about the stock option exchange program can be found on the Equity Plans Web page at http://infocentre.eds.com/people/pe_benefits_equity.html.

Additional Information

This communication is for informational purposes only, and is neither an offer to purchase nor a solicitation of an offer to sell securities of Electronic Data Systems Corporation. The tender offer will only be made through an offer to purchase, letter of transmittal and related tender offer materials. At the time of the commencement of the tender offer, we will file these tender offer materials with the Securities and Exchange Commission (SEC) on Schedule TO and will send copies free of charge to all employees of Electronic Data Systems Corporation who are eligible to participate in the offer. In addition, all of these materials will be available free of charge from on the SEC’s website at http://www.sec.gov. All eligible employees are advised to carefully read these materials when they become available, as they will contain important information on deciding whether to tender shares, as well as on the process for tendering shares.